UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 6 (1)

WESTSTAR FINANCIAL SERVICES CORPORATION
Name of Issuer
Common Stock Par Value $1.00 Per Share
Title of Class of Securities
961534 10 4
CUSIP Number
September 7, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:	961534 10 4

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) Oberalpen Capital, Ltd. 34-1878959

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐ Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio, USA

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		95,000

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		95,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	95,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.38%

12.	TYPE OF REPORTING PERSON

	CO

CUSIP Number:	961534 10 4

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) Jacob O. Kamm II

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐ Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio, USA

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		95,000

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		95,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	95,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.38%

12.	TYPE OF REPORTING PERSON

	IN

CUSIP Number:	961534 10 4

Item 1(a)	Name of Issuer: Weststar Financial Services Corporation
(b)	Address of Issuer’s Principal Executive Offices:

79 Woodfin Place, Asheville, NC 28801

Item 2(a)	Name of Persons Filing:
This Schedule 13G, as amended, is filed on behalf of Oberalpen Capital, Ltd. (“Oberalpen Capital”), Jacob O. Kamm II, individually and the Jacob O. Kamm Self-Directed IRA Account with Huntington National Bank.
Item 2(b) Address of Principal Business Office or, if none, residence:
315 Appleblossom Lane, Bay Village, OH 44140
Item 2(c). Citizenship:
United States
(d)	Title of Class of Securities: Common Stock, par value $1.00 per share

(e)	CUSIP Number: 961534 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:
Not Applicable

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

As Principal of Oberalpen Capital, Jacob O. Kamm II may be deemed to own beneficially the securities held of record by Oberalpen Capital. Mr. Kamm hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein. Mr. Kamm and Oberalpen Capital each disclaim being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934.

Oberalpen Capital is the record owner of 95,000 shares of the Issuer’s Common Stock.
(b)	Percent of Class:

All calculations of beneficial ownership percentages are based on the Issuer’s report of having 2,167,517 shares of Common Stock issued and outstanding as of August 23, 2010, in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2010.

Mr. Jacob O. Kamm II	4.38%
Oberalpen Capital	4.38%
(c)	Number of shares as to which each of the reporting persons has:
(i)	Sole power to vote or to direct the vote:

Mr. Jacob O. Kamm II	0
Oberalpen Capital	0

CUSIP Number:	961534 10 4
(ii)	Shared power to vote or to direct the vote:

Mr. Jacob O. Kamm II	95,000
Oberalpen Capital	95,000
(iii)	Sole power to dispose or to direct the disposition of:

Mr. Jacob O. Kamm II	0
Oberalpen Capital	0
(iv)	Shared power to dispose or to direct the disposition of:

Mr. Jacob O. Kamm II	95,000
Oberalpen Capital	95,000

Item 5.	Ownership of Five Percent or Less of a Class.
This statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities indicated.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of the Group.
Not Applicable
Item 10.
Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 8, 2010
Date

OBERALPEN CAPITAL, LTD.
/s/ Jacob O. Kamm II
Jacob O. Kamm II, Principal
Name/Title

September 8, 2010
Date

JACOB O. KAMM II
/s/ Jacob O. Kamm II
Jacob O. Kamm II